

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Brendan Wallace
Chief Executive Officer
Fifth Wall Acquisition Corp. III
1 Little West 12th Street
4th Floor
New York, NY 10014

> **Re: Fifth Wall Acquisition Corp. III**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2023**
> **File No. 001-40415**

Dear Brendan Wallace:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Evan M. D'Amico